SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 11
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	Previously paid. The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d 1.
☒ issuer tender offer subject to Rule 13e 4.
☐ going private transaction subject to Rule 13e 3.
☐ amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on June 30, 2010, as amended and supplemented by the Amendment No. 1 filed with the Securities and Exchange Commission on July 29, 2010, the Amendment No. 2 filed with the Securities and Exchange Commission on August 12, 2010, the Amendment No. 3 filed with the Securities and Exchange Commission on August 19, 2010, the Amendment No. 4 filed with the Securities and Exchange Commission on August 26, 2010, the Amendment No. 5 filed with the Securities and Exchange Commission on September 7, 2010, the Amendment No. 6 filed with the Securities and Exchange Commission on September 16, 2010, the Amendment No. 7 filed with the Securities and Exchange Commission on September 23, 2010, the Amendment No. 8 filed with the Securities and Exchange Commission on September 30, 2010, the Amendment No. 9 filed with the Securities and Exchange Commission on September 30, 2010, and the Amendment No. 10 filed with the Securities and Exchange Commission on October 6, 2010 (as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offers to exchange (collectively, the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010, as amended and supplemented (including as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment) (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO.  Capitalized terms used in this Amendment and not defined have the meanings given to them in the Schedule TO or the Exchange Offer Statement.

This Amendment No. 11 is the final amendment to the Schedule TO and is being filed to report the results of the Exchange Offer in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1. through 11.

Items 1. through 11. of the Schedule TO and the information in the Exchange Offer Statement incorporated therein by reference are hereby amended and supplemented with the following information:

The Exchange Offer expired at 11:59 PM, Eastern Daylight Time, on Thursday, October 7, 2010.  The results of the Exchange Offer are set forth below:

Class of Warrants	Number Tendered (1)	Percentage Tendered (2)
November 2007 Warrants	2,799,831	60.10
September 2008 Warrants	1,160,439	71.32
March 2009 Warrants	-	-
April 2009 Warrants	266,666	69.56
September 2009 Warrants	9,464,667	89.31
November 2009 Warrants	8,798,000	91.67
December 2009 Ordinary Warrants	26,656,000	92.58
December 2009 Additional Warrants	18,305,942	82.43
December 2009 License Warrants	20,000,000	100.0
January 2010 Warrants	8,317,100	85.00
January 2010 Lender Warrants	-	-
May 2010 Warrants	-	-
June 2010 Warrants	-	-

_________________________________

(1) Represents the number of shares of our Common Stock issuable upon the exercise of Warrants of the specified class that were validly tendered and not withdrawn as of 11:59 PM, Eastern Daylight Time, on October 7, 2010 (the Expiration Date of the Exchange Offer).

(2) Represents the percentage of Warrants (calculated based on the shares issuable upon the exercise thereof) of the specified class that were validly tendered and not withdrawn as of 11:59 PM, Eastern Daylight Time, on October 7, 2010 (the Expiration Date of the Exchange Offer).

Additionally, the aggregate number of shares issuable upon exercise of all Warrants of each class (when taken as a whole) that were validly tendered and not withdrawn as of 11:59 PM, Eastern Daylight Time, on October 7, 2010 was 95,768,645, which represents approximately 85.64% of the shares issuable upon the exercise of all Warrants.

The Company accepted for exchange all Warrants validly tendered and not withdrawn prior to 11:59 PM, Eastern Daylight Time, on October 7, 2010.  The aggregate number of shares of the Company’s Common Stock to be issued in exchange for all of such Warrants is 27,200,545.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BONDS.COM GROUP, INC.
Date: October 8, 2010
	By:	/s/ Michael O. Sanderson
	Name:	Michael O. Sanderson
	Title:	Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(5)(D)*	Press Release, dated June 30, 2010
_________________________
* Previously filed.